Exhibit 99.1

Capital One Auto Finance Trust 2005-C

Aggregate Data for year ended December 31, 2005

Defaults	$2,550,464.92
Total Collections	$215,344,120.68
Scheduled and Prepayment Principal Received	$134,606,964.08
Collection of Interest and Fees	$77,106,033.05
Annual Servicing Fee	$13,088,742.16
Class A Investor Charge-Offs	$0.00